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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended:
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Kalan Gold Corporation
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Full Name of Registrant

Knight Natural Gas, Inc.
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Former Name if Applicable

No. 60A Jalan 19/3
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Address of Principal Executive Office (Street and Number)

Petaling Jaya, Selangor, Malaysia 46300
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Registrant's Form 8-K dated February 7, 2000 (as filed with the SEC on February 17, 2000), the Registrant has changed its independent accountants effective February 11, 2000. As such the Registrant's independent accountant, Arthur Andersen & Co., have not completed the procedures necessary to furnish the required independent auditor's Report on the financial statements of the Registrant. Thus, the Registrant requires additional time to complete and file its 10-KSB for the fiscal year ended December 31, 1999. For the reasons set forth above, the Registrant cannot timely file its Annual Report on Form 10-KSB without unreasonable effort or expense. The Registrant will file its Form 10-KSB no later than the fifteenth day after the due date of the 10-KSB.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Valerie H.F. Looi                      011 60 3            756-5082
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Registrant was inactive during fiscal year 1998 and until April 1999 when Registrant effected a material acquisition. Because of the newness of the acquisition, Registrant is unable to estimate the likely increase in earnings.

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                           KALAN GOLD CORPORATION
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date  March 29, 2000                         By /s/ Patrick Soon-Hock Lim
        ---------------------------------------    ----------------------------
                                                   President/Chief Executive
                                                   Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).
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                                                     Arthur Andersen & Co.
                                                     Public Accountants
                                                     Level 23A Menara Milenium
                                                     Jalan Damanlela
                                                     Pusat Bandar Damansara
                                                     50490 Kuala Lumpur
                                                     Malaysia
                                                     PO Box 11040
                                                     50734 Kuala Lumpur
                                                     Malaysia

                                                     Tel: 603  2577000
                                                     Fax: 603  2555332 (Main)



29 March, 2000


Securities and Exchange Commission
450 Fifth Street
Washington D.C. 20549


Re: Kalan Gold Corporation


This letter is written in response to the requirement of Rule 12b-25 (c) of the Securities Exchange Act of 1934 and in satisfaction of item (c) of Form 12b-25.

We are the independent auditors of Kalan Gold Corporation (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the fiscal year ended 31 December, 1999 because our audit procedures have not yet been completed. Our firm was engaged on 11 February, 2000 and we have not completed the procedures necessary to furnish the required Independent Auditor's Report on the financial statements of the Registrant as of and for the year ended 31 December, 1999.

We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25 for the year ended 31 December, 1999 and agree with the statements made therein as they relate to accounting and auditing matters.

Yours faithfully


/s/  Arthur Andersen & Co